July 10, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sleepaid Holding Co. Form 10-12G Filed May 27, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your letter of June 24, 2015 regarding the above-referenced issuer, Sleepaid Holding Co. (the "Company"), please be advised that the Company is requesting an extension of time to file its response to the Staff's comments in that letter. As discussed by telephone this morning with Courtney Haseley of your office, the Company is requesting an extension up to and including July 31, 2015 to respond to your letter. The Company is working diligently on its response but in order to respond completely, it will require the additional requested time.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

By:	/s/ Claudia McDowell
Claudia J. McDowell

/CJM

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com

www.mcdowellodom.com